File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

26 April 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA




05007773

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Stock Exchange Announcement
Tuesday 26 April 2005 @ 0700

Presentation on Biffa Waste Services

There will be a presentation at 4pm today on Biffa Waste Services and the waste industry, led by Martin Bettington, Managing Director of Biffa.

The presentation, together with the presentation slides, will be available as a live webcast on the Severn Trent website (www.severntrent.com) and will remain on the website for subsequent viewing.

No information will be given on Biffa's trading following Severn Trent Plc's Trading Statement dated Monday 4 April 2005 (available on www.severntrent.com) and no material new information will be provided.

Severn Trent Plc will announce its preliminary results on Tuesday 7 June 2005.

For further information, contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

Julian Wais
Head of Investor Relations
Severn Trent Plc
0121 722 4295